June 8, 2015

VIA EDGAR

Era Anagnosti

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Anchor BanCorp Wisconsin Inc.
Registration Statement on Form S-3
Submitted May 6, 2015
File No. 333-203915

Dear Mr. Anagnosti,

On behalf of Anchor BanCorp Wisconsin Inc. (the “Company”), transmitted herwith for filing is Amendment No. 1 (the “Amendment”) in respect of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

The changes reflected in the Amendment include those made in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter on May 27, 2015 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Mr. Era Anagnosti

Securities and Exchange Commission

June 8, 2015

General

1.	We note that on August 29, 2014, you filed a Form 8-K, as amended on September 11, 2014, to report that you held an annual shareholders’ meeting on August 27, 2014, and that “7,397,500 shares were present or represented by proxy at the Meeting.” However, no proxy materials appear to have been filed in connection with this meeting. Furthermore, at the first annual meeting of the shareholders following the repayment of all outstanding indebtedness under the Troubled Asset Relief Program (TARP), an issuer would be required to include a say-on-pay vote and a say-on-frequency vote pursuant to Sections 14A(a)(1) and 14A(a)(2) of the Exchange Act of 1934 and related Rules 14a-21(a) and 14a-21(b). See also Section II.C.3 of Securities Act Release No. 33-9178 (January 25, 2011). The shareholders do not appear to have voted on these two matters at the August 27, 2014 meeting. Please explain.

The Company respectfully submits that in connection with the annual shareholders’ meeting on August 27, 2014, the Company was not required to file proxy materials or include a say-on-pay vote or a say-on-frequency vote pursuant to Sections 14A(a)(1) and 14A(a)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”) because the Company’s Common Stock was not registered under Section 12 of the Exchange Act until after the August 27, 2014 meeting. On September 27, 2013, as part of a pre-packaged plan of reorganization, the Company cancelled all of its then issued and outstanding legacy Common Stock and issued new, unregistered shares of Common Stock pursuant to stock purchase agreements. The Company filed a registration statement on Form S-1 on December 19, 2013 to register shares of Common Stock offered by the Company and certain selling stockholders (which became effective on October 21, 2014), but the Common Stock was not registered under the Exchange Act on Form 8-A until October 20, 2014.

2.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

The Company advises the Staff that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

Mr. Era Anagnosti

Securities and Exchange Commission

June 8, 2015

3.	Please briefly disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement and identify any rights attached to the shares (such as registration rights).

The Company has revised page 8 of the Registration Statement to include the disclosure requested by the Staff.

At the time the Company requests acceleration of the effective date of the Registration Statement, the Company will provide the requested written acknowledgment.

* * * * *

Mr. Era Anagnosti

Securities and Exchange Commission

June 8, 2015

Please telephone the undersigned at (212) 735-3259 or Sven G. Mickisch at (212) 735-3554 if you have any questions or require any additional information.

Very truly yours,

/s/ Michael J. Zeidel
Michael J. Zeidel

cc:	David Lin, Securities and Exchange Commission
Mark D. Timmerman, Anchor Bancorp Wisconsin Inc.
Sven G. Mickisch, Skadden, Arps, Slate, Meagher & Flom LLP